ohmyhome
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OHMYHOME LIMITED
11 LORONG 3 TOA PAYOH
JACKSON SQUARE PROPTECH
INNOVATION CENTRE BLOCK B, #04-17
SINGAPORE 319579

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VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/OMH2025**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V60748-Z89163

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

OHMYHOME LIMITED

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. RESOLVED, AS AN ORDINARY RESOLUTION, THAT the Company's authorized share capital be and is hereby increased from USD 500,000.00 divided into 500,000,000 ordinary shares of par value USD 0.001 each to USD 75,000,000.00 divided into 75,000,000,000 ordinary shares of par value USD 0.001 each by the creation of additional 74,500,000,000 ordinary shares of par value USD 0.001 each to rank pari passu in all respects with the existing shares in the capital of the Company (the "Share Capital Increase").	☐	☐	☐
2. RESOLVED AS AN ORDINARY RESOLUTION THAT (A) a share consolidation of the Company's issued and unissued ordinary shares at a ratio of one (1)-for-ten (10), so that each 10 existing authorised and issued shares of par value USD 0.001 be consolidated into 1 new share of par value USD 0.01 (the "Share Consolidation"), such that immediately following the Share Consolidation, the authorised share capital of the Company of USD 75,000,000.00 divided into 75,000,000,000 ordinary shares of par value USD 0.001 each shall become USD 75,000,000.00 divided into 7,500,000,000 ordinary shares of par value USD 0.01 each, provided that no fractional share shall arise from the Share Consolidation be and is hereby approved, and (B) the Company be and is hereby authorized to round down any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, and to authorize the Board to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.	☐	☐	☐
3. RESOLVED, AS A SPECIAL RESOLUTION, THAT existing Article 63 of the Company current articles of association be and is hereby deleted in its entirety and replaced with the following new Article 63: "63. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and (where applicable) same place(s) or to such time and (where applicable) such place(s) and in such form and manner referred to in Article 58 as the Board may absolutely determine. If at the reconvened meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be the quorum."	☐	☐	☐
4. RESOLVED, AS A SPECIAL RESOLUTION, that's subject to and conditional upon the passing of Resolution One, Resolution Two and Resolution Three set out above: "(a) clause 8 of the amended and restated memorandum of association of the Company be deleted in its entirety and be replaced by the following new clause 8: "The share capital of the Company is US$75,000,000 divided into 7,500,000,000 shares of a nominal or par value of US$0.01 each with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained."; (b) the second amended and restated memorandum of association and the second amended and restated articles of association of the Company (the "New M&A"), in the form tabled at the Annual General Meeting, marked "A" and for the purpose of identification signed by a chairman of the meeting, be approved and adopted in substitution for and to the exclusion of the existing amended and restated memorandum of association and amended and restated articles of association upon the New Authorized Share Capital becoming effective; and (c) any director or officer of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the adoption of the New M&A, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands."	☐	☐	☐
5. RESOLVED, AS AN ORDINARY RESOLUTION, THAT the Chairman of the Meeting be and is hereby authorized to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of resolution one, resolution two, resolution three and/or resolution four above.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Proxy Statement is available at www.proxyvote.com.

V60749-Z89163

OHMYHOME LIMITED
ANNUAL MEETING OF SHAREHOLDERS
JANUARY 24, 2025
3:00 p.m. Singapore Time
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Rhonda Wong, CEO and Director of the Company, and Race Wong, COO and Director of the Company, or either of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of (Common/Preferred) Stock of OHMYHOME LIMITED that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held on January 24, 2025, at 3:00 p.m. Singapore Time, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side